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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                                  TRANSTEL S.A.
--------------------------------------------------------------------------------
                               (Name of applicant)

                               Calle 15 No. 32-591
                           Autopista Cali - Yumbo, Km2
                                 Cali, Colombia
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

                   SECURITIES TO BE ISSUED UNDER THE INDENTURE
                                TO BE QUALIFIED:

           TITLE OF CLASS                                     AMOUNT
--------------------------------------------------------------------------------
    Senior Unsecured Floating Rate               Aggregate principal amount
           Notes due 2013                        not to exceed US$212,896,567*

                                                 * The final aggregate
                                                 principal amount shall be
                                                 determined upon the approval
                                                 of the Applicant's
                                                 Restructuring Agreement under
                                                 Law 550 of the Republic of
                                                 Colombia and will be filed by
                                                 amendment.

Approximate date of proposed public offering: On, or as soon as practicable after, the date on which the Restructuring Agreement relating to Applicant under Law 550 of the Republic of Colombia is approved and becomes effective in accordance with its terms.

Name and address of agent for service:           With a copy to:

[CT Corporation Systems, Inc.]                   George E.B. Maguire, Esq.
[111 Eighth Avenue]                              Debevoise & Plimpton
[New York, New York 10011]                       919 Third Avenue
                                                 New York, New York 10022

        The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                     GENERAL

1.      General Information

        Furnish the following as to the applicant:

        (a)     Form of organization:

                The applicant, Transtel S.A. ("Transtel"), is a corporation (sociedad anonima).

        (b) State or other sovereign power under the laws of which organized:
                Transtel is organized under the laws of the Republic of Colombia.

2.      Securities Act Exemption Applicable

        State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

                In connection with Transtel's reorganization under Law 550 of 1999 of the Republic of Colombia, holders of Transtel's existing 12 1/2% Senior Notes due 2007 (the "Existing Senior Notes") and 20.32% Senior Discount Notes due 2008 (the "Existing Discount Notes" and, together with the Existing Senior Notes, the "Existing Senior Notes") who vote to approve the Restructuring Agreement (the "Restructuring Agreement") to be entered into as part of Transtel's plan of financial restructuring and who elect the "Capitalization Treatment" thereunder will receive, if the Restructuring Agreement is approved by the required majority under Law 550, in exchange for their Existing Senior Notes: (i) Senior Secured Convertible Notes due 2008 in an aggregate principal amount of up to US$110,000,000, to be issued by Transtel under the Indenture to be qualified hereby, (ii) Convertible Subordinated Notes due 2008 in an aggregate of up to US$21,665,994 to be issued by Transtel under an Indenture to be separately qualified, and (iii) up to 123,516,216,277 Share Trust Certificates, representing an equal number of shares of Common Stock of Transtel, to be issued to a Share Trust for the benefit of the holders of such shares. The terms of the Restructuring Agreement are contained in Transtel's Disclosure Statement for Restructuring under Law 550 of the Republic of Colombia dated September 18th, 2003, a copy of which is attached hereto as Exhibit T3 and incorporated by reference herein. Holders of Existing Senior Notes who (a) approve the Restructuring Agreement and elect the "Base Treatment" thereunder, (b) fail to vote on the Restructuring Agreement or (c) vote against the approval of the Restructuring Agreement, will receive Senior Floating Rate Notes due 2013 (the "New Base Notes") in an aggregate principal amount of up to US$212,896,587, which Senior Floating Rate Notes will be issued under an Indenture to be separately qualified.

                Since the New Base Notes are being offered in exchange for Existing Senior Notes, the issuance of the New Base Notes to the holders of Existing Senior Notes is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to section 3(a)(9) thereunder. No New Base Notes will be issued before the effective date of this application for qualification.

                As part of the Restructuring, similar securities may be issued to other creditors of the Applicant outside the United

        States. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the note exchange, except for customary payments to be made in respect of preparation, printing and making of the Disclosure Statement for Restructuring and related documents. No holder of the Existing Senior Notes has made or will be requested to make any cash payment to Transtel in connection with the note exchange.

                                  AFFILIATIONS

3.      Affiliates

        Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

                The following table lists all of the direct and indirect subsidiaries of Transtel (the "Subsidiaries" and each a "Subsidiary"). Unless stated otherwise, each Subsidiary is wholly owned by Transtel and each Subsidiary is expected to continue to be a subsidiary of Transtel following the effectiveness of the Restructuring Agreement.

                                           Jurisdiction of      Percentage of
                 Subsidiary                 Organization      Ownership If Less
                                                                 than 100%
        Bugatel S.A. E.S.P                   Colombia              60.0%
        Caucatel S.A. E.S.P.                 Colombia              51.0%
        Telefonos de Cartago S.A.            Colombia              65.0%
        E.S.P.
        Empresa de Telecomunicaciones        Colombia              60.0%
        de Girardot S.A. E.S.P.
        Empresa de Telefonos de              Colombia              99.9%
        Jamundi S.A. E.S.P.
        Telefonos de Palmira S.A.            Colombia              60.0%
        E.S.P.
        Unitel S.A. E.S.P.                   Colombia              95.0%
        Subscripciones Audiovisuales         Colombia
        E.U.
        Cablevision E.U.                     Colombia

                See response to Item 4 hereof for "Directors and Executive Officers", some of whom may be deemed to be "affiliates" of Transtel by virtue of their positions with Transtel.

                See response to Item 5 hereof for "Principal Owners of Voting Securities", some of whom may be deemed to be "affiliates" of Transtel and the Subsidiaries by virtue of their holdings.

                             MANAGEMENT AND CONTROL

4.      Directors and Executive Officers

        List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

                The following table lists the names and offices held by all directors and executive officers of the Corporation as of September [17], 2003. The mailing addresses of each of the listed individuals is set forth below each of their names.

                  Name                                Office
                  ----                                ------
        Guillermo O. Lopez Esquivel          Chief Executive Officer,
        Transtel S.A.                         President and Director
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Jose Efren Sanz Rodriguez            Chief Operating Officer
        Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Alfonso Contreras Jaramillo          Chief Financial Officer
        Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Guillermo Barrera Alfaro             Comptroller
        Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Gonzalo Caicedo Toro                 Director
        4854 Badock Ride
        Wellington, Florida 33414
        USA

        Gustavo Saavedra Barberena           Director
        Calle 70 # 2A -280
        Cali-Colombia

        Alvaro Pio Raffo Palau               Alternate Director
        Calle 10 #4-40 oficina 903
        Cali - Colombia

        Pablo Ruben Vernaza Garcia           Alternate Director
        Carrera 2 oeste #13-104
        Cali - Colombia

                The following table lists the names and offices of those persons who are expected to serve as directors or executive officers of Transtel as of the effective date of the Restructuring Agreement (such information is provided on the basis of present commitments and information). The mailing addresses of each of the listed individuals is set forth below each of their names.

                  Name                                Office
                  ----                                ------
        Guillermo O. Lopez Esquivel          Chief Executive Officer,
        Transtel S.A.                         President and Director
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Jose Efren Sanz Rodriguez            Chief Operating Officer
        Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Alfonso Contreras Jaramillo          Chief Financial Officer
        Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

        Guillermo Barrera Alfaro             Comptroller
        Transtel S.A.
        Calle 15 No. 32-591
        Autopista Cali - Yumbo, Km2
        Cali, Colombia

[Names, addresses and positions of each of the persons who will be directors (or alternate directors) and officers of Transtel]

5.      Principal Owners of Voting Securities

        Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

                As of September 18, 2003, Transtel believes that the following persons own more than 10% of the voting securities of Transtel as follows:

Name and Complete              Title of                       Percent of Voting
Mailing Address              Class Owned      Amount Owned    Securities Owned
-----------------            -----------      ------------    -----------------
Guillermo O. Lopez Esquivel  Common Stock    17,305,873,988        50%
c/o Transtel S.A.
Calle 15 No. 32-591
Autopista Cali - Yumbo, Km2
Cali, Colombia

Gonzalo Caicedo Toro         Common Stock    17,305,873,988(1)     50%
4854 Badock Ride
Wellington, FL 33414
USA

        (1) [The number and percentage of voting securities owned by Gonzalo Caicedo Toro include the voting securities registered in the name of G.C.T. I, a company organized and existing under the laws of The Bermuda Islands, which is [100%) owned by Mr. Caicedo.]

        Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information to own more than 10% of the voting securities of

        Transtel as of the effective date of the Restructuring Agreement:

Name and Complete            Title of                           Percent of Voting
Mailing Address            Class Owned       Amount Owned       Securities Owned
-----------------          -----------       ------------       -----------------
Guillermo O. Lopez         Common Stock           [     ](1)(2)           [     ](1)
Esquivel
c/o Transtel S.A.
Calle 15 No. 32-591
Autopista Cali - Yumbo, Km2
Cali, Colombia
Gonzalo Caciedo Toro       Common Stock           [     ](1)(3)           [     ](1)(3)
4854 Badock Ride
Wellington, FL 33414
USA
Senior Notes Shares Trust  Common Stock           [     ](1)(4)           [     ](1)(4)
HSBC Bank USA              Cumulative             [     ](1)(5)           [     ](1)(5)
                           Convertible
                           Subordinated Notes

(1) [The final number and percentage of voting securities expected to be owned by each of Guillermo O. Lopez Esquivel, Gonzalo Caicedo Toro, the Senior Notes Shares Trust and HSBC Bank USA will be determined on the effective date of the Restructuring Agreement and will be filed by amendment.]

(2) [The number and percentage of voting securities expected to be owned by Guillermo O. Lopez Esquivel include the voting securities expected to be registered in the name of [Lopez SPV], a company to be organized under the laws of The Bermuda Islands, which is expected to be owned [100%] by Mr. Lopez.]

(3) [The number and percentage of voting securities expected to be owned by Gonzalo Caicedo Toro include the voting securities expected to be registered in the name of G.C.T. I, a company organized and existing under the laws of The Bermuda Islands, which is [100%] owned by Mr. Caicedo.]

(4) [The number and percentage of voting securities expected to be registered in the name of the Senior Notes Shares Trust will be held by such Trust for the benefit of holders of Transtel's Existing Senior Notes who receive such voting securities in exchange for their Existing Senior Notes, pursuant to their approval of the Restructuring Agreement and election of the Capitalization Treatment thereunder.]

(5) [The number and percentage of New Convertible Notes expected to be registered in the name of HSBC Bank USA will be held by HSBC Bank USA for the benefit of holders of Transtel's Existing Senior Notes who receive such New Convertible Notes in exchange for their Existing Senior Notes, pursuant to their approval of the Restructuring Agreement and election of the Capitalization Treatment thereunder.]

                                  UNDERWRITERS

6.      Underwriters

        Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in a), give the title of each class of securities underwritten.

                (a) In the three years prior to the filing of this application, no person acted as an underwriter for any securities of Transtel.

                (b) Transtel will not retain any underwriter in connection with the proposed issuance of New Base Notes.

                               CAPITAL SECURITIES

7.      Capitalization

        (a) Furnish the following information as to each authorized class of securities of the applicant.

                        As of September 18, 2003
--------------------------------------------------------------------------------
Title of Class               Amount Authorized            Amount Outstanding
--------------               -----------------            ----------------------
Common Stock,
Ps $1.00 Par Value           50,000,000,000 Shares         34,611,747,976

12 1/2% Senior Notes         US$150,000,000 (aggregate     [                ]
due 2007                     principal amount)

20.32% Senior Discount       US$95,663,185 (accreted       [                ]
Notes due 2008               value at scheduled at
                             maturity)

              As of the effective date of the Restructuring Agreement
--------------------------------------------------------------------------------
Title of Class               Amount Authorized            Amount Outstanding
--------------               -----------------            ----------------------
Common Stock,                1,500,000,000,000            [           ] (1)
                             (subject to adjustment)
Ps $1.00 Par Value                     shares                 shares

12 1/2% Senior Secured       Up to [ ] in aggregate       Up to [ ] in aggregate
Convertible Notes due 2008   principal amount             principal amount (2)

Convertible Subordinated     Up to [ ] in aggregate       Up to [ ] in aggregate
Notes due 2008               principal amount             principal amount (3)

Senior Unsecured Floating    Up to [ ] in aggregate       Up to [ ] in aggregate
Rate Notes due 2013          principal amount             principal amount (4)

(1) [The final number of shares of common stock expected to be outstanding will be determined on the effective date of the Restructuring Agreement and will be filed by amendment.]

(2) [The final aggregate principal amount of 12 1/2% Senior Secured Convertible Notes due 2008 expected to be authorized and outstanding will be determined on the effective date of the Restructuring Agreement and will be filed by amendment.]

(3) [The final aggregate principal amount of Convertible Subordinated Notes due 2008 expected to be authorized and outstanding will be determined on the effective date of the Restructuring Agreement and will be filed by amendment.]

(4) [The final aggregate principal amount of Senior Unsecured Floating Rate Notes due 2013 expected to be authorized and outstanding will be determined on the effective date of the Restructuring Agreement and will be filed by amendment.]

        (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

        The holders of common stock will have one vote per share. The holders of Cumulative Convertible Subordinated Notes will have the right to one vote for each share of common stock for which such Cumulative Convertible Subordinated Notes could then be converted and with respect to such vote, such holders will have full voting rights and powers equal to the voting rights and powers of the holders of the common stock. The Cumulative Convertible Subordinated Notes, when converted into common stock, will vote together with the common stock as a single class on any matters presented to a vote of shareholders.

                              INDENTURE SECURITIES

8.      Analysis of Indenture Provisions

        Insert at this point the analysis of indenture provisions required under
        Section 305(a)(2) of the Act.

                The New Base Notes will be issued under an Indenture (the "Indenture") to be dated as of the consummation of the note exchange and entered into by Transtel, certain subsidiaries of Transtel and HSBC Bank USA, as Trustee (the "Trustee", which term includes any successor as Trustee under the Indenture), Registrar and Principal Paying Agent. The following is a general description of certain provisions of the Indenture to be qualified, and the description is qualified in its entirety by reference to the terms of the Indenture to be qualified, a form of which is attached, filed as Exhibit T3C hereto and incorporated by reference herein. Transtel has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Terms used herein without definition have the same meanings as assigned thereto in the Indenture.

        (a)    Definition of Events of Default; Withholding of Notice of Default

                Each of the following events is defined as an "Event of Default" in the Indenture whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

                (i) default in the payment of any interest upon any Note when it becomes due and payable, and continuance of such default for a period of 30 days;
                (ii) default in the payment of the principal of any Note at its Maturity;
                (iii) the Company pursuant to or within the meaning, of any Colombian Bankruptcy Law:
                        (A)  commences a voluntary case, including a
        "concordato" proceeding or a voluntary liquidation;
                        (B) consents to the entry of an order for relief against it in an involuntary case;
                        (C) consents to the appointment of a Custodian of it or for all or substantially all of its property; or

                        (D) makes a general assignment for the benefit of its creditors; or
                (iv) a court or administrative authority of competent jurisdiction enters an order or decree under any Colombian Bankruptcy Law that:
                        (A) is for relief against the Company in an involuntary case;
                        (B) appoints a Custodian of the Company or for all or substantially all of the property of the Company; or
                        (C)  orders the liquidation of the Company,

                and the order or decree remains unstayed and in effect for 60 consecutive days. The term "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Colombian Bankruptcy Law.
        ----------
                The Indenture provides that, if a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Indenture Trustee, the Indenture Trustee shall mail to holders of New Base Notes a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Base Note, the Indenture Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the holders of the New Base Notes.

                If an Event of Default occurs and is continuing, then and in every such case the Trustee or the holders of a majority in principal amount of the New Base Notes may declare the principal of all the Notes, and interest thereon, if any, to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by holders of New Base Notes) and upon any such declaration such principal and interest shall become immediately due and payable. Notwithstanding the foregoing, in the case of an Event of Default specified in clause (iii) or (iv) above that occurs with respect to the Company, the foregoing amount shall ipso facto become due and payable without further action or notice.

                At any time after such a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as provided in Article IV of the Indenture, the holders of a majority in principal amount of the New Base Notes, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if

                (i) the Company has paid or deposited with the Trustee a sum sufficient to pay
                        (1) all overdue installments of interest on all Notes,
                        (2) the principal of any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes,
                        (3) to the extent that payment of such interest is lawful, interest upon overdue installments of interest at the rate borne by the Notes, and
                        (4) all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 5.07 of the Indenture;

                and

                (ii) all Events of Default, other than the non-payment of the principal of Notes which have become due solely by such acceleration, have been cured or waived as provided in Section 4.14 of the Indenture.

        No such rescission shall affect any subsequent default or impair any right consequent thereon.

                The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default, to exercise the rights and powers vested in it by the Indenture, to use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. Subject to certain limitations contained in the Indenture, the Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act or its own willful misconduct.
        ----------
                (b) Authentication and Delivery of Senior Secured Notes; Application of Proceeds Thereof

                The Indenture provides that two Officers shall sign the New Base Notes for Transtel by manual or facsimile signature. A New Base Note shall not be valid until an authorized signatory of the Indenture Trustee manually signs the certificate of authentication on the New Base Note. The signature shall be conclusive evidence that the New Base Note has been authenticated under the Indenture.
                New Base Notes shall be issued initially in the form of one or more permanent global Notes in registered form, deposited with the Indenture Trustee, as custodian for the DTC, duly executed by Transtel and authenticated by the Indenture Trustee as provided in the Indenture and shall bear the legend set forth in Section 2.15 of the Indenture.

                The New Base Notes are being offered in exchange for the Existing Senior Notes. No cash proceeds will be received by Transtel in connection with the note exchange.

        (c) Release or Release and Substitution of any Property Subject to the Lien of the Indenture

        None.

        (d)     Satisfaction and Discharge of the Indenture

                The Indenture shall cease to be of further effect (except as to any surviving rights of conversion or registration of transfer or exchange of Notes herein expressly provided for), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when
                        (i)     either
                                (1) all Notes theretofore authenticated and delivered (other than Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.09 of the

        Indenture) have been delivered to the Trustee cancelled or for cancellation; or

                                (2) all such Notes not theretofore delivered to the Trustee cancelled or for cancellation
                                        (A)    have become due and payable, or
                                        (B)    will become due and payable at
        their Stated Maturity within one year, or
                                        (C)    are to be called for redemption
        within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company,

                and the Company, in the case of (i), (ii) or (iii) above; has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee cancelled or for cancellation, for principal and interest to the date of such deposit (in the case of Notes which have become due and payable), or to the Stated Maturity or Redemption Date, as the case may be;

                        (ii) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and
                        (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.
                Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 5.07 of the Indenture shall survive.

        (e) Evidence as to as to Compliance with the Conditions and Covenants of the Indenture

                The Indenture requires Transtel to file annually with the Indenture Trustee a certificate stating whether it knows of any Default or Event of Default that occurred during the fiscal year, and containing a description of such default or event of default and the status thereof. In addition, the Indenture requires Transtel to notify the Indenture Trustee in writing immediately on becoming aware of the occurrence of an Event of Default.
                Upon any request or application by Transtel to the Indenture Trustee or any Agent to take any action under the Indenture, Transtel shall furnish to the Indenture Trustee or such Agent:
                (a) an Officers' Certificate (which shall include the statements set forth in Section 10.04 of the Indenture, which are summarized, below) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in the Indenture relating to the proposed action have been satisfied; and
                (b) an Opinion of Counsel (which shall include the statements set forth in Section 10.04 of the Indenture, which are summarized, below) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.
                Section 10.04 of the Indenture provides that each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include:
                (a) a statement that each individual signing such certificate or opinion has read such covenant or condition;
                (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

                (c) a statement that, in the opinion of such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and
                (d) a statement as to whether or not, in the opinion of such individual, such condition or covenant has been satisfied.

9.      Other Obligors

        Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

                There is no Person, other than the Applicant, who is an obligor on the New Base Notes.

        Contents of Application for Qualification.

        This application for qualification comprises:

        (a)     Pages numbered 1 through 13, consecutively.

        (b) A statement of eligibility and qualification of the Trustee on Form T-1 (included as Exhibit 25.1 hereto).

        (c) The following exhibits in addition to those to be filed as part of the statement of eligibility and qualification of the Trustee:

*Exhibit T3A      Articles of Incorporation of Transtel S.A. as in effect on
                  September 18, 2003(1)

Exhibit T3B(1)    By-laws of Transtel S.A. as in effect on September 18,
                  2003(1)

Exhibit T3B(2)    Proposed By-laws of Transtel S.A. to take effect on the
                  effective date of the Restructuring Agreement.

Exhibit T3C       Form of Indenture between Transtel S.A. and HSBC Bank USA, as Trustee.

*Exhibit T3D      Not Applicable.

Exhibit T3E       Disclosure Statement for Restructuring Under Law 550 of
                  1999 of the Republic of Colombia, dated September 18, 2003 and accompanying materials.

Exhibit T3F       Cross-reference sheet (Included as part of Exhibit T3C).

*Exhibit 25.1     Form T-1 qualifying HSBC Bank USA as Trustee under the
                  Indenture to be qualified.

----------
*       Filed herewith.

(1) The English translation of the by-laws (estatutos sociales) of Transtel S.A. include its corporate charter.

                                   SIGNATURES

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Transtel S.A., a company organized and existing under the laws of the Republic of Colombia, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Cali, and the Province of Yumbo, Colombia, on the 18th day of September, 2003.

                                         TRANSTEL S.A.

                                         By: /s/ Guillermo O. Lopez
                                             -----------------------------------
                                             Name:  Guillermo O. Lopez Esquivel
                                             Title: Chief Executive Officer
                                                    and President

Attest:                                  By:
       -------------------------             -----------------------------------
                                             Name:
                                             Title: